PNI DIGITAL MEDIA INC.
Suite 590 - 425 Carrall Street
Vancouver, British Columbia, V6B 6E3
Telephone No: (604) 893-8955 Fax No: (604) 893-8966

INFORMATION CIRCULAR
as at February 25, 2014

This Information Circular is furnished in connection with the solicitation of proxies by the management of PNI Digital Media Inc. (the "Company") for use at the Annual (the "Meeting") of its shareholders to be held on March 27, 2014 at the time and place and for the purposes set forth in the accompanying notice of the Meeting.

In this Information Circular, references to "the Company", "we" and "our" refer to PNI Digital Media Inc. "Common Shares" means common shares without par value in the capital of the Company. "Beneficial Shareholders" means shareholders who do not hold Common Shares in their own name and "intermediaries" refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company, or by a proxy advisory firm on behalf of the Company. The Company will bear all costs of this solicitation. We have arranged for intermediaries to forward the meeting materials to beneficial owners of the Common Shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy are officers and/or directors of the Company. A shareholder entitled to vote at the Meeting has the right to appoint a person or company, other than either of the persons designated in the accompanying form of Proxy, who need not be a shareholder, to attend and act for the shareholder on the shareholder's behalf at the Meeting, and may do so either by inserting the name of that other person in the blank space provided in the accompanying form of Proxy or by completing and delivering another suitable form of proxy.

Voting by Proxyholder

The persons named in the Proxy will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. The Proxy confers discretionary authority on the persons named therein with respect to:

(a)     each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors,

(b)     any amendment to or variation of any matter identified therein, and

(c)     any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the management appointee acting as a proxyholder will vote in favour of each matter identified in the Proxy and, if applicable, for management's nominees for directors and auditors as identified in the Proxy.

Registered Shareholders

Registered Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person. Registered Shareholders who wish to submit a proxy may choose one of the following options:

(a)     complete, date and sign the enclosed form of proxy and return it to the Company's transfer agent, Computershare Investor Services Inc. ("Computershare"), by fax within North America at 1-866-249-7775, or from outside North America at (416) 263-9524, or by mail or by hand to the 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1; or

(b)     use a touch-tone phone to transmit voting choices to the toll free number given in the proxy. Registered Shareholders who choose this option must follow the instructions of the voice response system and refer to the enclosed proxy form for the toll free number, the holder's account number and the proxy access number; or

(c)     via the internet at Computershare's voting website www.investorvote.com. Registered Shareholders who choose this option must follow the instructions that appear on the screen and refer to the enclosed proxy form for the holder's account number and the proxy access number.

In either case you must ensure the proxy is received at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before the Meeting or the adjournment thereof. Failure to complete or deposit a proxy properly may result in its invalidation. The time limit for the deposit of proxies may be waived by the Company's board of directors ("Board") at its discretion without notice.

Beneficial Shareholders

The following information is of significant importance to shareholders who do not hold Common Shares in their own name. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered shareholders (those whose names appear on the records of the Company as the registered holders of Common Shares) or as set out in the following disclosure.

If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder's name on the records of the Company. Such Common Shares will more likely be registered under the names of intermediaries. In Canada the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms), and in the United States, under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of meetings of shareholders. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

There are two kinds of Beneficial Shareholders: - Objecting Beneficial Owners ("OBOs") who object to their name being disclosed to the issuers of securities they own; or Non-Objecting Beneficial Owners ("NOBOs") who do not object to the issuers of the securities they own knowing who they are.

The Company is taking advantage of NI 54-101 provisions permitting it to deliver proxy-related materials directly to its NOBOs. As a result NOBOs can expect to receive a scannable Voting Instruction Form ("VIF") from Computershare. The VIF is to be completed and returned to Computershare as set out in the instructions provided on the VIF. Computershare will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIFs they receive.

These securityholder materials are being sent to both registered and non-registered owners of the securities of the Company. If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name, address and information about your holdings of securities, were obtained in accordance with applicable securities regulatory requirements from the intermediary holding securities on your behalf.

By choosing to send these materials to you directly, the Company (and not the intermediary holding securities on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your VIF as specified in the request for voting instructions that was sent to you.

Beneficial Shareholders who are OBOs should follow the instructions of their intermediary carefully to ensure that their Common Shares are voted at the Meeting.

The form of proxy supplied to you by your broker will be similar to the proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the intermediary on how to vote your Common Shares on your behalf. Most brokers delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. ("Broadridge") in Canada and in the United States. Broadridge mails a VIF in lieu of a proxy provided by the Company. The VIF will name the same persons as the Company's Proxy to represent your Common Shares at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of the Company), other than any of the persons designated in the VIF, to represent your Common Shares at the Meeting and that person may be you. To exercise this right, insert the name of the desired representative (which may be you) in the blank space provided in the VIF. The completed VIF must then be returned to Broadridge in accordance with Broadridge's instructions. Broadridge then tabulates the results of all beneficial shareholder instructions received and provides appropriate instructions respecting voting of the Common Shares to be represented at the Meeting and the appointment of any shareholder's representative. If you receive a VIF from Broadridge, the VIF must be completed and returned to Broadridge, in accordance with its instructions, well in advance of the Meeting in order to have your Common Shares voted, or to have an alternate representative duly appointed to attend the Meeting and vote your Common Shares at the Meeting.

Notice to Shareholders in the United States

The solicitation of proxies involve securities of an issuer located in Canada and are being effected in accordance with the corporate laws of the Province of British Columbia, Canada and securities laws of the provinces of Canada. The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to the Company or this solicitation, and this solicitation has been prepared in accordance with the disclosure requirements of the securities laws of the provinces of Canada. Shareholders should be aware that disclosure requirements under the securities laws of the provinces of Canada differ from the disclosure requirements under United States securities laws.

The enforcement by shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the Business Corporations Act (British Columbia), as amended, certain of its directors and its executive officers are residents of Canada and a substantial portion of its assets and the assets of such persons are located outside the United States. Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign company and its officers and directors to subject themselves to a judgment by a United States court.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it using one of the following methods:

(a)     deliver a proxy bearing a later date executed by the registered shareholder or the registered shareholder's authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and to Computershare or to the address of the registered office of the Company at Suite 590 - 425 Carrall Street, Vancouver, British Columbia, V6B 6E3, at any time up to 48 hours before the scheduled commencement of the Meeting or, if the Meeting is adjourned, 48 hours before the scheduled commencement of the reconvened Meeting; or

(b)     deliver a valid notice of revocation executed by the registered shareholder or the registered shareholder's authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Computershare or at the address of the registered office of the Company at Suite 590 - 425 Carrall Street, Vancouver, British Columbia, V6B 6E3, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof; or

(c)     personally attend the Meeting and vote the registered shareholder's Common Shares.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

None of the directors or executive officers of the Company, nor any person who has held such a position since the beginning of the last completed financial year of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors and as set out herein.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Board has fixed February 18, 2014 as the record date (the "Record Date") for determination of persons entitled to receive notice of the Meeting. Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Common Shares voted at the Meeting.

The Common Shares of the Company are listed for trading on the Toronto Stock Exchange (the "TSX"). As of February 18, 2014, the Company had 41,445,804 outstanding fully paid and non-assessable Common Shares without par value, each carrying the right to one vote. No group of shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Common Shares.

To the knowledge of the directors and executive officers of the Company, the only persons or corporations that beneficially owned, directly or indirectly, or exercised control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common of the Company as at February 18, 2014 are:

Shareholder Name	Number of Common Shares Held	Percentage of Issued Common Shares
Invesco Canada Ltd. (formerly Invesco Trimark Ltd.)	5,030,000	12.14%

Notes:

(1)     This information was obtained from the shareholder directly or from publicly available information.

FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the fiscal year ended September 30, 2013, the report of the auditor thereon, the related management discussion and analysis and annual information form will be placed before the Meeting. The Company's Annual Information Form is specifically incorporated by reference into, and forms an integral part of, this Information Circular. These documents have all been filed with the securities commissions or similar regulatory authorities in British Columbia, Alberta, Ontario and Quebec. Copies of the documents and additional information may be obtained by a shareholder upon request without charge from the Secretary of the Company at Suite 590, 425 Carrall Street, Vancouver, British Columbia, V6B 6E3 and will be available at the Meeting. These documents are filed and available for review at www.sedar.com.

VOTES NECESSARY TO PASS RESOLUTIONS

With respect to the election of directors, there are five director positions to be filled. If there are more nominees for election as directors or appointment of the Company's auditor than there are vacancies to fill, the five nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation. Subject to the majority vote policy described below, the five nominees receiving the highest number of votes are elected. Similarly, unless there is a nomination from the floor for an alternative auditor, the auditor proposed by management will be elected. All other resolutions considered at the meeting will be passed if the resolution receives more "for" votes than "against" votes.

ELECTION OF DIRECTORS

The size of the Board is currently determined at five. The Board proposes that the number of directors be kept at five. Shareholders will be asked to approve an ordinary resolution that the number of directors elected be fixed at five. The term of office of each of the current directors will end at the conclusion of the Meeting. Unless the director's office is vacated earlier in accordance with provisions of the Business Corporations Act (British Columbia) ("BCA"), each director elected will hold office until the conclusion of the next annual general meeting of the Company, or if no director is then elected, until a successor is elected.

Majority Voting Policy

The Board has adopted a policy stipulating that if the votes in favour of the election of an individual director nominee at a meeting of shareholders represent less than the number that voted "withhold", the nominee will submit his or her resignation promptly after the Meeting to the Chair for the consideration by the Board. The Board shall consider the offer of resignation and whether to accept it within 90 days following the applicable meeting, and announce its decision via press release. If a sufficient number of Board members receive a Majority Withheld Vote in the same election, such that the Board no longer has a quorum, then the independent directors shall appoint a committee amongst themselves to consider the resignation offers and recommend to the Board whether to accept them. However, if the only directors who do not receive a Majority Withheld Vote in the same election do not constitute a quorum for a Board meeting, all directors may participate in the determination of whether or not to accept the resignation offers. The policy does not apply in circumstances involving contested director elections. A copy of the Majority Voting Policy is posted on the PNI website at http://www.pnimedia.com/pni-investor-relations/corporate-governance.

The following table sets out the names of management's nominees for election as directors, all major offices and positions with the Company and any of its significant affiliates each now holds, each nominee's principal occupation, business or employment (including for the five preceding years for new director nominees), the period of time during which each has been a director of the Company and the number of Common Shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at February 18, 2014.

Nominee Position with the Company and Province or State and Country of Residence	Occupation, Business or Employment(1)	Period as a Director of the Company	Common Shares Beneficially Owned or Controlled(1)
Peter Fitzgerald(8)(9)(10) Chairman and Director Herts, United Kingdom	Company Chairman of the Board; retired businessman	Since July 31, 2001	1,660,673 (2)
Kyle Hall Chief Executive Officer and Director British Columbia, Canada	Chief Executive Officer of the Company	Since March 29, 2009	161,400(3)
Robert Chase (8)(9)(10) Director British Columbia, Canada	Chief Operating Officer of Absolute Software from 2010 to present; Chief Financial Officer of Absolute Software from 2004 to 2010.	Since March 14, 2013	358,000(4) (5)
Dave Jaworski (8)(9)(10) Director Tennessee, USA

CEO of Meta Media Partners, LLC from April 2009 to present; Vice President of Sales and Marketing at NetSteps from 2011 to 2013; Chief Technology Officer of Intero Alliance LLC from 2009 to 2011; Chief Executive Officer of PassAlong Networks from 2002 to 2009.

		Since March 14, 2013	Nil(6)
Josef Vejvoda(8)(9)(10) Director Ontario, Canada	Portfolio Manager at K2 and Associates Investment Management, President of Jove Capital Inc. from 2010 to present; Managing Director at MGI Securities Inc. from 2007 to 2010.	Since March 14, 2013	45,000(7)

Notes:

(1)     The information as to Common Shares beneficially owned or controlled is not within the knowledge of management of the Company and has been furnished by the respective nominees. The information as to principal occupation, business or employment of the respective nominees is set out below under "Occupation, Business or Employment of the Director Nominees".

(2)     Peter Fitzgerald holds options to purchase an aggregate of 260,000 Common Shares, details of which are disclosed in the Incentive Plan Awards table under Director Compensation in the "Statement of Executive Compensation" section below.

(3)     Kyle Hall holds options to purchase an aggregate of 800,000 Common Shares details of which are disclosed in the Incentive Plan Awards table under Director Compensation in the "Statement of Executive Compensation" section below.

(4)     200,000 of these Common Shares are indirectly owned and held by Mr. Chase's wife and 8,400 of these Common Shares are indirectly owned and held by Mr. Chase's son.

(5)     Mr. Chase holds options to purchase an aggregate of 100,000 Common Shares, details of which are disclosed in the Incentive Plan Awards table under Director Compensation in the "Statement of Executive Compensation" section below.

(6)     Mr. Jaworski holds options to purchase an aggregate of 100,000 Common Shares, details of which are disclosed in the Incentive Plan Awards table under Director Compensation in the "Statement of Executive Compensation" section below.

(7)     Mr. Vejvoda holds options to purchase an aggregate of 100,000 Common Shares, details of which are disclosed in the Incentive Plan Awards table under Director Compensation in the "Statement of Executive Compensation" section below.

(8)     Member of the Audit Committee.

(9)     Member of the Compensation Committee.

(10)     Member of the Corporate Governance Committee.

You can vote for all of these Directors, vote for some of them and withhold for others, or withhold for all of them. Unless otherwise instructed, the named proxyholders will vote FOR the election of each of the proposed nominees set forth above as Directors of the Company.

None of the proposed nominees for election as a director of the Company are proposed for election pursuant to any arrangement or understanding between the nominee and any other person, except the directors and senior officers of the Company acting solely in such capacity.

Cease Trade Orders, Bankruptcies, Penalties and Sanctions

Within the last 10 years before the date of this Information Circular no proposed nominee for election as a director of the Company was a director or executive officer of any company (including the Company in respect of which this Information Circular is prepared) acted in that capacity for a company that was:

(a)     subject to a cease trade or similar order or an order denying the relevant company access to any exemptions under securities legislation, for more than 30 consecutive days;

(b)     subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under the securities legislation, for a period of more than 30 consecutive days;

(c)     within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director;

(d)     subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(e)     subject to any other penalties or sanctions imposed by a court or a regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Occupation, Business or Employment of Director Nominees

Peter Fitzgerald - Director and Chairman of the Board

Mr. Peter Fitzgerald joined the Company's Board of Directors on July 31, 2001, became Chairman of the Board in 2004, and was CEO of the Company from March 2005 to September of 2008. Prior to joining the Company, Mr. Fitzgerald was CEO of Gretag Imaging, a company manufacturing imaging equipment and systems. Previous to Gretag, Mr. Fitzgerald was CEO of Qualex, the Kodak photo-processing subsidiary, for over seven years. While he was CEO of Qualex, Mr. Fitzgerald also retained his active role as a Corporate Vice President within Eastman Kodak where, among other responsibilities, he carried on the role of General Manager, Worldwide Consumer Imaging Services. Peter Fitzgerald obtained his M.Sc. from the Massachusetts Institute of Technology in 1989; a PMD from Harvard Business School in 1983, and an FCCA from the Chartered Association of Certified Accountants in 1973.

Kyle Hall - Director, President and Chief Executive Officer

Mr. Kyle Hall first joined the Company in 2000 as Vice President, Sales and Marketing, after having been instrumental in the success of other technology companies such as Telepix Imaging, MGI Software and Corel Corporation.  Mr. Hall was named Chief Executive Officer of PNI in October 2008 and joined the Company's Board on March 29, 2009.  Since becoming Chief Executive Officer, the company has received several awards including top 15 finishes in the prestigious Profit100(TM) and Deloitte Fast50(TM) annual rankings for performance companies.  Mr. Hall has 20 years of industry experience, is a former professional football player, and is a graduate of the University of Western Ontario.

Robert Chase - Director

Mr. Robert Chase joined the Company's board of directors on March 14, 2013. Mr. Chase is also currently Chief Operating Officer ("COO") of Absolute Software Corporation ("Absolute") (TSX:ABT), a global technology leader in IT security and management for PC, Mac, iOS and Android devices, servicing over 30,000 customers worldwide through sales and technology partnerships with the world's leading computer manufacturers. Rob is responsible for the overall corporate strategy, operational alignment and efficiency, and business effectiveness of Absolute. To this role, Rob brings more than 20 years of finance and operational expertise - including 10 years in executive leadership at Absolute. Before becoming COO in July 2010, Rob served as Absolute's Chief Financial Officer where he oversaw Absolute's finance functions and investor market-facing activities. Rob joined Absolute as Director of Finance in 2000. Prior to joining Absolute, Rob obtained his Chartered Accountant designation while working with Deloitte, and also worked as an executive compensation consultant with Towers Perrin. Rob holds a Bachelor of Business Administration from Simon Fraser University.

David Jaworski - Director

Mr. David Jaworski joined the Company's board of directors on March 14, 2013. Mr. Jaworski is also the CEO of Meta Media Partners, LLC. Current customers include The Lifebook Company, LLC, Gemini Partners, LLC (dba "Well Placed Smile"), and EESI Global, Ltd. Dave also serves as a Board Member of 2xGlobal, a non-profit focused on developing and mentoring leaders. He developed the Stave Evaluation (http://OnlineTeamEvaluation.com) and Tactic Evaluation (http://TacticEvaluation.com) for 2xGlobal's for-profit arm, 2xConsulting. Dave is a successful entrepreneur with over 30 years of technology, sales and marketing, and executive management experience. This experience includes developing and delivering profitable, award winning software and Internet technology products. The third employee at Microsoft Canada, Jaworski was instrumental in launching Microsoft's Canadian operation. Dave was awarded the first-ever Bill Gates' Chairman's Award of Excellence for his work, recognizing him as Microsoft's #1 employee worldwide that exemplified excellence by Bill Gates and the Microsoft Executive team. He was Microsoft's National Sales Manager before being promoted to General Manager of U.S. Sales Operations. After leaving Microsoft, Jaworski served as VP of Sales for Arabesque Software, founder and CEO of Provident Ventures, Inc., Senior VP and General Manager of Gaylord Digital, the Internet division of Gaylord Entertainment and founder and CEO of PassAlong Networks - providing Digital Media and Content Management for over 200 clients including eBay. Jaworski served as Chief Technology Officer for Intero Alliance, building the Intero Lifestyle Network, a content management system and digital media store platform with extensive integration of global social media. Dave led the Intero delivery of a customized implementation of this technology to Avon Products, Inc., the world's largest direct sales company, launching it in 62 countries in 37 languages.

Josef Vejvoda - Director

Mr. Josef Vejvoda joined the Company's board of directors on March 14, 2013. Josef Vejvoda is currently the President of Jove Capital Inc. a boutique financial services and investment firm which provides strategic advisory services to a broad range of clients including large Institutional investors, numerous boards of directors as well as senior management teams. Josef is also a portfolio manager at K2 & Associates Investment Management Inc., an event driven hedge fund. Mr. Vejvoda has over twenty years of extensive capital markets experience and has held senior management roles at a number of the country's largest financial institutions including Merrill Lynch Canada, the Bank of Montreal, National Bank Financial, and TD Bank Financial Group. As a Managing Director in the investment banking sector, Josef lead the Corporate Finance department for MGI Securities, a national independent investment dealer whose parent company managed over $12 billion in assets under administration. Mr. Vejvoda has personally directed or participated in numerous equity financings, Initial Public Offerings and Merger & Acquisition transactions, with a collective aggregate valuation well in excess of a billion dollars. Mr. Vejvoda is a bachelor of computer science graduate from Queen's University in Kingston and is a registered portfolio manager with the Ontario Securities Commission. Josef Vejvoda has also earned the Chartered Investment Manager (CIM(R)) designation from the Canadian Securities Institute and is a member of the Institute of Corporate Directors.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITOR

National Instrument 52-110 ("NI 52-110") of the Canadian Securities Administrators requires the Company to disclose annually in its Information Circular certain information concerning the constitution of its audit committee and its relationship with its independent auditor as set forth below.

The Audit Committee's Charter

The Company's audit committee has adopted a charter, a copy of which was attached to the Information Circular prepared for the Company's 2006 Annual General Meeting and was filed February 1, 2006 on www.sedar.com.

Composition of the Audit Committee

The audit committee consists of four directors. The members of the audit committee are Robert Chase (Chairman) Peter Fitzgerald, David Jaworski and Josef Vejvoda. A new audit committee will be appointed subsequent to the Meeting.

All members of the audit committee are independent and all members of the audit committee are financially literate.

A member of the audit committee is independent if the member has no direct or indirect material relationship with the Company. A material relationship means a relationship which could, in the Board's opinion, reasonably interfere with the exercise of a member's independent judgement.

A member of the audit committee is considered financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues generally comparable to the breadth and complexity of issues that can be reasonably expected to be raised by the Company.

Relevant Education and Experience

Robert Chase joined the Company's Board of Directors on March 14, 2013 and is also currently Chief Operating Officer ("COO") of Absolute Software Corporation To this role, Rob brings more than 20 years of finance and operational expertise - including 10 years in executive leadership at Absolute. Before becoming COO in July 2010, Rob served as Absolute's Chief Financial Officer where he oversaw

Absolute's finance functions and investor market-facing activities. Rob joined Absolute as Director of Finance in 2000. Prior to joining Absolute, Rob obtained his Chartered Accountant designation while working with Deloitte, and also worked as an executive compensation consultant with Towers Perrin. Rob holds a Bachelor of Business Administration from Simon Fraser University.

Peter Fitzgerald joined the Company's Board of Directors in August 2001, became Chairman of the Board in 2004 and served as Chief Executive Officer from March 2005 to October 2008. Prior to joining the Company, Mr. Fitzgerald was CEO of Gretag Imaging where he built the company into one of the world's leading manufacturers of imaging equipment and systems before leaving to pursue personal interests. Previous to Gretag, Mr. Fitzgerald was CEO of Qualex, the Kodak photo-processing subsidiary, which he led very successfully for over seven years. While he was CEO of Qualex, Mr. Fitzgerald retained his active role as Vice President within Eastman Kodak where among other titles he carried the role of General Manager, Worldwide Consumer Imaging Services. Peter Fitzgerald obtained his M.Sc. from the Massachusetts Institute of Technology in 1989; a PMD from Harvard Business School in 1983, and an FCCA from the Chartered Association of Certified Accountants in 1973.

David Jaworski joined the Company's Board of Directors on March 14, 2013 and is also the CEO of Meta Media Partners, LLC. Dave is a successful entrepreneur with over 30 years of technology, sales and marketing, and executive management experience. This experience includes developing and delivering profitable, award winning software and Internet technology products. The third employee at Microsoft Canada, Jaworski was instrumental in launching Microsoft's Canadian operation. Dave was awarded the first-ever Bill Gates' Chairman's Award of Excellence for his work, recognizing him as Microsoft's #1 employee worldwide that exemplified excellence by Bill Gates and the Microsoft Executive team. He was Microsoft's National Sales Manager before being promoted to General Manager of U.S. Sales Operations. After leaving Microsoft, Jaworski served as VP of Sales for Arabesque Software, founder and CEO of Provident Ventures, Inc., Senior VP and General Manager of Gaylord Digital, the Internet division of Gaylord Entertainment and founder and CEO of PassAlong Networks - providing Digital Media and Content Management for over 200 clients including eBay. Jaworski served as Chief Technology Officer for Intero Alliance, building the Intero Lifestyle Network, a content management system and digital media store platform with extensive integration of global social media. Dave led the Intero delivery of a customized implementation of this technology to Avon Products, Inc., the world's largest direct sales company, launching it in 62 countries in 37 languages.

Josef Vejvoda, in his capacity as portfolio manager at K2 & Associates Management Inc., regularly analyses numerous financial statements for existing and potential investee companies. Mr. Vejvoda has over 20 years of extensive equity capital markets experience in both the public and private sectors. Josef has held senior management roles at a number of the country's largest financial institutions including Merrill Lynch Canada, the Ontario Ministry of Economic Development, the Bank of Montreal, National Bank Financial and TD Bank Financial Group. Mr. Vejvoda served as the Vice-President of software technology at National Bank Financial as well as VP of technology software/services at TD Securities earlier in his career. As a Managing Director in the investment banking sector, Josef lead the corporate finance department for a national boutique investment dealer whose parent company managed over $12 billion in assets under administration. Mr. Vejvoda has personally directed or participated in numerous equity financings, initial public offerings and/or merger acquisition transactions, with a collective aggregate valuation easily exceeding a billion dollars. Josef was an active member of the board of directors of MGI Securities, a full service IIROC registered investment dealer for approximately four years and has also served on numerous non-profit and charity boards. Josef is a bachelor of computer science graduate from Queen's University in Kingston, Ontario and is a registered portfolio manager with the Ontario Securities Commission. Josef Vejvoda has also earned the Chartered Investment Manager (CIM(R)) designation from the Canadian Securities Institute and is a member of the Institute of Corporate Directors.

All of the above have had extensive experience reviewing financial statements.

The audit committee is responsible for all relationships between our independent external auditor, including the approval of all work and related fees and for actively engaging in a dialog with that auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the auditor. The audit committee also oversees and establishes procedures concerning our systems of internal accounting and auditing controls.

Each member of the audit committee has:

a)     an understanding of the accounting principles used by the Company to prepare its financial statements, and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;

b)     experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can be reasonably expected to be raised by the issuer's financial statements, or experience actively supervising individuals engaged in such activities; and

c)     an understanding of internal controls and procedures for financial reporting.

Audit Committee Oversight

The audit committee has not made any specific recommendations to the Board to nominate or compensate any auditor other than PricewaterhouseCoopers LLP.

Reliance on Certain Exemptions

The Company has not relied on the exemptions set out in Sections 3.3(2) (Controlled Companies), 3.6 (Temporary Exemption for Limited and Exceptional Circumstances) or 3.8 (Acquisition of Financial Literacy) of NI 52-110.

Pre-Approval Policies and Procedures

Except for those set out in the Audit Committee Charter, the audit committee has not adopted specific policies and procedures for the engagement of non-audit services.

External Auditor Service Fees

Fees incurred with PricewaterhouseCoopers LLP for audit and non-audit services in the last two fiscal years for are outlined in the following table.
Nature of Services	Fees Paid to Auditor in Year Ended September 30, 2012	Fees Paid to Auditor in Year Ended September 30, 2013
Audit Fees(1)	$303,750	$297,000
Audit-Related Fees(2)	$1,480	$48,515
Tax Fees(3)	$Nil	$14,700
All Other Fees(4)	$59,500	$Nil
Total	$364,730	$360,215

(1)     "Audit Fees" include fees necessary to perform the annual audit of the Company's consolidated financial statements and also fees incurred in relation to the performance of quarterly reviews. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.
(2)     "Audit-Related Fees" include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.
(3)     "Tax Fees" include fees for all tax services other than those included in "Audit Fees" and "Audit-Related Fees". This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.
(4)     "All Other Fees" include all other non-audit services.

APPOINTMENT OF AUDITOR

PricewaterhouseCoopers LLP, Chartered Accountants, Suite 700 - 250 Howe Street, Vancouver, British Columbia, will be nominated at the Meeting for reappointment as auditor of the Company for the ensuing year.

CORPORATE GOVERNANCE

General

Corporate governance refers to the policies and structure of the board of directors of a company, whose members are elected by and are accountable to the shareholders of the company. Corporate governance encourages establishing a reasonable degree of independence of the board of directors from executive management and the adoption of policies to ensure the board of directors recognizes the principles of good management. The Board is committed to sound corporate governance practices as such practices are both in the interests of shareholders and help to contribute to effective and efficient decision-making.

Board of Directors

Directors are considered independent if they have no direct or indirect material relationship with the Company. A "material relationship" is a relationship which could, in the Board's view, reasonably be expected to interfere with the exercise of a director's independent judgment.

Management is delegated the responsibility of meeting defined corporate objectives, implementing approved strategic and operating plans, carrying on the Company's business in the ordinary course, managing cash flow, evaluating new business opportunities, recruiting staff and complying with applicable regulatory requirements. The Board facilitates its independent supervision over management by reviewing and approving long-term strategic, business and capital plans, material contracts and business transactions, as well as all debt and equity financing transactions. As part of its supervisory role, the Board adopted a Code of Ethics, a policy on Trading Restrictions, a Whistle Blower Policy and a Majority Voting Policy. Through its audit committee, the Board examines the effectiveness of the Company's internal control processes and management information systems. During the past 12 months, the Board was responsible for approving executive compensation and approving share option grants.

The independent members of the Board are Peter Fitzgerald, Robert Chase, Dave Jaworski and Josef Vejvoda.

The only non-independent director is Kyle Hall. Mr. Hall is not considered independent, as he is currently employed by the Company as Chief Executive Officer.

Currently, a majority of the directors on the Board are independent.

Board Mandate

The Board has not adopted a written mandate. The Board finds the fiduciary duties placed on individual directors by the Company's policies, its governing corporate legislation, the common law and the restrictions placed by applicable corporate legislation on an individual directors' participation in decisions of the Board in which the director has an interest, are sufficient to ensure the Board operates independently of management and in the best interests of the Company.

Board Decisions

Good governance policies require the board of directors of a listed company, together with its chief executive officer, to develop position descriptions for the chair of each Board committee, for the Chairman of the Board, and for the chief executive officer, including the definition of limits to management's responsibilities. Any responsibility which is not delegated to senior management or to a committee of the Board remains with the full Board. The Board has adopted a non-delegation policy which generally reserves to the Board the sole authority in respect of fundamental aspects and of the Company's business, including annual budgets and extraordinary transactions.

Governance Policies for Board of Directors and Directors' Attendance at Meetings

Good governance policies require that (i) the board of directors of every listed company implement a process for assessing the effectiveness of the board of directors and the committees of the board and the contribution of individual directors, (ii) every company provide an orientation and education program for new directors, and (iii) the board of every listed company review the adequacy and form of compensation of directors and ensure that the compensation realistically reflects the responsibilities and risks involved in being an effective director.

The following table sets forth the record of attendance at Board and committee meetings by the Directors for the 12 month fiscal period ended September 30, 2013.

Director	Board	Audit Committee	Compensation Committee	Corporate Governance Committee	Executive Committee
Robert Chase (1)	5 of 5	2 of 2	1 of 1	-	-
Peter Fitzgerald (2)	13 of 13	4 of 4	2 of 2	-	-
David Jaworski(3)	5 of 5	2 of 2	1 of 1	-	-
Josef Vejvoda(4)	5 of 5	2 of 2	1 of 1	-	-
Kyle Hall	11 of 13	4 of 4	1 of 2	-	-
Peter Scarth(5)	8 of 8	3 of 3	N/A	-	-
Thomas Nielsen(5)	8 of 8	3 of 3	N/A	-	-
Cory Kent(5)	6 of 8	N/A	N/A	-	-
Robert Chisholm(6)	2 of 2	1 of 1	1 of 1	-	-
Cary Deacon(5)	8 of 8	3 of 3	1 of 1	-	-

Notes:

(1)     Member of the Board of Directors, Audit Committee Chairman and member of the Board of Directors, Compensation Committee and Corporate Governance Committee since March 14, 2013.
(2)     Member of the Board of Directors, Audit Committee, Compensation Committee, and Corporate Governance Committee throughout fiscal 2013.
(3)     Member of the Board of Directors, Corporate Governance Committee Chair and member of the Board of Directors, Audit Committee and Compensation Committee since March 14, 2013.
(4)     Member of the Board of Directors, Compensation Committee Chairman and member of the Board of Directors and Audit Committee, Corporate Governance Committee since March 14, 2013.
(5)     Ceased to be a member of the Board of Directors on March 14, 2013.
(6)     Ceased to be a member of the Board of Directors on December 10, 2012.

Other Directorships

No director of the Company currently sits on the board of any other reporting issuer.

Orientation and Continuing Education

When new directors are appointed, they receive orientation on the Company's business and industry, and directors' responsibilities. Board meetings may also include presentations by the Company's management and employees to give the directors additional insight into the Company's business. The Board does not provide formal continuing education opportunities for its directors. Directors are expected to maintain their own level of proficiency.

Ethical Business Conduct

The Board adopted a Code of Ethics, a policy on Trading Restrictions, a Whistle Blower Policy and a Majority Voting Policy, which govern all employees, officers and directors of the Company. A copy of the Code of Ethics, policy on Trading Restrictions, the Whistle Blower Policy and the Majority Voting Policy, are all available at http://www.pnimedia.com/pni-investor-relations/corporate-governance.

Nomination of Directors

The Board reviews its size each year when it considers the number of directors to recommend to the shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board's duties effectively and to maintain a diversity of views and experience.

The Board does not have a nominating committee. The functions entailed in nominating persons to the Company's Board and senior management are performed in tandem by the Compensation Committee and by the Board as a whole.

Compensation Committee

The compensation committee of the Board has the following responsibilities:

a)     Recommend to the Board the form and amount of compensation to be paid by the Company to the directors for service on the Board and its committees;
b)     Review the Company's base compensation structure and the Company's incentive compensation, share option and other equity-based compensation programs and recommend changes in or additions to such structure and plans to the Board as needed;
c)     Recommend to the Board the annual base compensation of the Company's executive officers and senior managers (collectively the "Officers");
d)     Recommend to the Board the range of increase or decrease in the annual base compensation for non-Officer personnel providing services to the Company;
e)     Recommend to the Board annual corporate goals and objectives under any incentive compensation plan adopted by the Company for Officers and non-Officer personnel providing services to the Company and establish incentive compensation participation levels for Officers and non-Officer personnel providing services to the Company under any such incentive compensation plan;
f)     Evaluate the performance of Officers generally and in light of annual corporate goals and objectives under any incentive compensation plan;
g)     Periodically review with the Chairman and Chief Executive Officer their assessments of corporate officers and senior managers, and any succession plans, and make recommendations to the Board regarding appointment of Officers;
h)     Administer the Company's share option and other equity based compensation plans and determine the annual grants of share options and other equity based compensation.

The members of the compensation committee are Josef Vejvoda (Chairman), Robert Chase, Peter Fitzgerald and David Jaworski. All members of the compensation committee are independent directors.

A copy of the Compensation Committee Charter can be viewed at the Company's website at http://www.pnimedia.com/pni-investor-relations/corporate-governance. The role and deliberations of the compensation committee are set out in greater detail under the heading "Statement of Executive Compensation" below.

Other Board Committees

The Board has no committees other than as disclosed herein. In addition to the audit and compensation committees, the Board has appointed the following committees:

Corporate Governance Committee

The members of the corporate governance committee are David Jaworski (Chairman), Peter Fitzgerald, Robert Chase, and Josef Vejvoda. A new corporate governance committee will be appointed subsequent to the Meeting.

The corporate governance committee is responsible for identifying and recommending to the Board the members and chairperson for each Board committee. It is also responsible for periodically reviewing and assessing the Company's corporate governance principles and recommending changes to those principles to the Board.

A copy of the Corporate Governance Charter can be viewed at the Company's website at http://www.pnimedia.com/pni-investor-relations/corporate-governance.

Assessments

The Board does not conduct formal assessments of Board member performance.

STATEMENT OF EXECUTIVE COMPENSATION

Named Executive Officer

In this section "Named Executive Officer" ("NEO") means each Chief Executive Officer, each Chief Financial Officer and each of the three most highly compensated executive officers, other than each Chief Executive Officer and Chief Financial Officer, who were serving as executive officers at the end of the most recently completed fiscal year and whose total compensation was more than $150,000, as well as any additional individuals for whom disclosure would have been provided except that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year.

The following officers are the NEOs of the Company for purposes of the following disclosure.
Name of Officer	Position	Date
Kyle Hall	Chief Executive Officer ("CEO")	Appointed October 1, 2008
Cameron Lawrence	Chief Financial Officer ("CFO")	Appointed September 11, 2012
Paul Thomas	Vice President, Technology	Appointed December 10, 2012
Chris Egan	Vice President, Product Management	Appointed December 12, 2011
Simon Cairns	Vice President, Business Development	Appointed December 10, 2012
Kevin Jampole(1)	Vice President, Sales	Appointed September 28, 2012

(1)Kevin Jampole's employment with the Company was terminated on August 14, 2013.

Compensation Discussion and Analysis

The Compensation Committee takes the principal role in establishing the Company's executive compensation plans and policies. In establishing policies covering base salaries, benefits, annual bonuses and long term incentive plans, the Compensation Committee takes management's recommendations into consideration. The Compensation Committee has not formally engaged any outside agents to assist in establishing policies or performing any kind of benchmarking or market analysis.

Objectives of Executive Compensation

The Compensation Committee endeavors to ensure the Company's compensation policies:

a)     attract and retain highly qualified and experienced executives and managers;
b)     recognize and reward contribution to the success of the Company as measured by the accomplishment of specific performance objectives;
c)     ensure that a significant proportion of compensation is at risk and directly linked to the success of the Company; and
d)     provide for health care coverage, disability and life insurance.

As the Compensation Committee assessed NEO performance at year-end and determined the appropriate compensation for the senior executive group, it took into consideration the objectives of executive compensation related to the annual incentive bonus and other equity-based plans available to the executives.

With regards to a significant proportion of compensation being at risk and linked to the Company's success, we have structured our long term incentives to ensure the directors, executives and senior management are all exposed to the long-term success of the business and will realize value personally when the Company succeeds. As a result of this, the recent deterioration in the Company's share price has had the effect of significantly reducing the value of awards previously issued to directors and officers.

Our annual incentive bonus has, to date, been based predominantly on meeting financial targets as the Company has worked to scale its operations and generate positive cash flows on a consistent basis.

Structure of Executive Compensation

The Company's executive compensation plan covers the following areas:

a)     base salary
b)     annual incentive bonus
c)     equity participation
d)     benefits

In assessing compensation, the Compensation Committee relies on their own experience and knowledge to make reference to relevant industry norms, experience, past performance, internal equity, level of responsibility and corporate performance. In addition, the CEO provides input to the Compensation Committee with respect to the performance of each member of the senior management team and recommends base salary adjustments. The CEO also recommends corporate performance goals at the start of each year. After considering the CEO's recommendations, the Board and its Compensation Committee together determine any performance-based salary adjustments, bonuses and share option grants.

Base Salary

Base salaries are established at levels meant to be competitive with other companies in the software industry and with companies of a similar size to the Company. Base salaries are determined following an assessment of each executive officer's experience, past performance, level of responsibility and importance of the position to the Company, individual performance and performance of the Company relative to the industry. The Compensation Committee may make adjustments to salary levels, if warranted, after an evaluation of executive and Company performance, current salary, competitive positioning and any change in responsibilities assumed by the executive.

Base salaries are reviewed annually. The CEO recommends base salary adjustments to the Compensation Committee for senior executives other than himself. The Compensation Committee determines the base salary adjustment for the CEO and other senior executives taking into consideration past performance and also the long-term goals of the Company.

Base salary adjustments made for the NEO's during the year ended September 30, 2013 were as follows:
NEO	Title	Base Salary Increase ($)	Base Salary at the end of the fiscal year ($)	Increase (%)
Kyle Hall	CEO	Nil	265,000	0%
Cameron Lawrence	CFO	10,000	175,000	17%
Paul Thomas	VP Technology	15,000	150,000	25%
Chris Egan	VP Product Management	Nil	150,000	0%
Simon Cairns	VP Business Development	Nil	150,000	0%
Kevin Jampole(1)	VP Sales	Nil	Nil	0%

(1)Kevin Jampole's employment with the Company was terminated on August 14, 2013.

Annual Incentive Bonus

Each year the Board sets financial and other targets for management, and implements and sets an annual incentive bonus plan for each NEO, which provides a variable component of total cash compensation directly related to the financial performance of the Company. For the fiscal year ending September 30, 2013 NEO's were able to earn an annual incentive bonus subject to the Company meeting certain revenue and earnings targets. For achieving the targets in full, each NEO was able to earn an annual incentive bonus equal to 100% of base salary. Failure to meet the targets would result in a lower amount being earned and results over and above targets allowed for additional amounts to be earned. As a result of the parameters set, the values earnable under the bonus plan ranged from 0% to 100% of the individual's annual base salary. Based on these criteria, none of the NEO's earned a bonus for the year ended September 30, 2013 as a result of the actual revenue and Adjusted Non-GAAP EBITDA achieved during 2013. However, subsequent to year end, the Board authorized the payment of discretionary bonus' totaling $85,000 to NEOs in the employ of the Company at that time, for achievement of non-financial goals. Further, Cameron Lawrence was awarded a discretionary bonus of $10,000 during the year ended September 30, 2013 for achievement of non-financial goals.

For the 2014 year, the NEO's will be entitled to a bonus based on meeting revenue and EBITDA targets established by the Board.

		Bonus Potential as % of Base Salary
NEO	Title	Minimum	Maximum
Kyle Hall	CEO	0%	100%
Cameron Lawrence	CFO	0%	80%
Paul Thomas	VP Technology	0%	70%
Chris Egan	VP Product Management	0%	70%
Simon Cairns	VP Business Development	0%	70%

Equity Participation

The Company believes that encouraging its executives and employees to become shareholders is the best way to align their interests with those of its shareholders. The Board believes that, with the Company's stage of development to date, the grant of share options pursuant to the Company's 2012 Share Option Plan, as amended, is the most effective way to encourage management and employees to pursue strategies associated with maximizing shareholder value. Share options are granted to senior executives taking into account a number of factors, including the amount and term of share options previously granted, base salary and bonuses and competitive factors. Share options vest on terms established by the Compensation Committee. At least annually, the Compensation Committee reviews the grants of share options to directors, management, employees and consultants.

The Board had adopted a restricted share unit plan (also termed a deferred share unit plan)(the "RSU Plan"), as a further equity compensation plan in addition to the Company's current share option plan. The RSU Plan was approved by the shareholders of the Company at the annual general meeting held on March 10, 2010. The restricted share units (the "RSUs") tracked the value of the underlying Common Shares but did not entitle the Award holder (described below), to the actual underlying Common Shares until such RSUs vest. Upon vesting, the RSUs were converted on a one-for-one basis for freely tradable, non-restricted Common Shares.

The maximum number of Common Shares available to be made subject to RSUs under the RSU Plan was 600,000. All awards made under the RSU Plan have fully vested or been cancelled, and the RSU Plan has terminated. The Board believes that options provide a greater incentive for executives, and has determined it will not seek to renew the RSU Plan.

Executive employees receive share options vesting over three years. The share options are granted annually with the exact amounts granted being subject to final approval by the Compensation Committee. Finally, non-executive directors receive share options annually, with the exact amounts determined by the Compensation Committee.

The options granted to the Chief Executive Officer in 2013 are subject to additional vesting criteria, such that the Options will only vest each year, if the shareholder return, calculated as of the anniversary of the grant of the option, has increased by 10% over the previous year, and if the shareholder return in any year is less than 10%, the options that would have vested in that year shall be cancelled.

Actions, Decisions or Policies Made after September 30, 2013

Given the evolving nature of the Company's business, the Board and its compensation committee continue to review and redesign the overall compensation plan for senior management so as to continue to address the objectives identified above. No actions, decisions or policies have been made since September 30, 2013 that would affect a reader's understanding of NEO compensation, except for the following:

a)     The Company paid the NEO's the following discretionary bonus' in December 2013 for meeting non-revenue and Adjusted Non-GAAP EBITDA goals established by management with the concurrence of the Board:
Name	Discretionary Bonus
($)
Kyle Hall	20,000
Cameron Lawrence	20,000
Chris Egan	15,000
Paul Thomas	15,000
Simon Cairns	15,000

b)     The Compensation Committee engaged an independent compensation consultant to assess executive compensation. A consultant was not engaged during fiscal 2013. The mandate for the independent compensation consultant, Roger Gurr and Associates, included the following:

i.     to provide an independent review of executive compensation in order to develop reasonable compensation programs and levels for this group; and

ii.    to propose market based cash and equity based compensation for the named executive officers and prepare specific proposals for each position (salary range, variable pay plan opportunity and level of share options) that supports business strategy and recognizes job impact, the marketplace for talent, and appropriately rewards the named executive officers for their performance.

In completion of this study for fiscal 2014, the consultant compiled lists of peer group companies in the software industry, with particular emphasis on the Software-as-a- Service industry. This list comprised a total of 27 peer group companies, of which 12 were Canadian and 15 were U.S. Total compensation for each NEO was compared to the median of the appropriate range, based on the compiled list of Canadian and U.S. companies separately, and the entire list taken as a whole, and recommendations were then made for consideration of the Compensation Committee.

The peer companies studied in fiscal 2014 were:
AgJunction Inc.	NexJ Systems Inc.	TransGaming Inc.
BSM Technologies Inc.	QHR Corporation	Vendtek Systems Inc.
CounterPath Corporation	RDM Corporation	VIQ Solutions Inc.
CriticalControl Solutions Corp.	Solium Capital Inc.	Webtech Wireless Inc.
GuestLogix Inc.	Symbility Solutions Inc.
Halogen Software Inc.	Tecsys Inc.
Mediagrif Interactive Technologies Inc.	TIO Networks Corp.

c)     As a result of the review, the Board determined to increase NEO salaries effective March 1, 2014 as follows:
Name and principle position of NEO	Base Salary effective March 1, 2014	Percentage of Salary Increase from 2013
Kyle Hall CEO	277,500	4.7%
Cameron Lawrence CFO	182,500	4.3%
Paul Thomas VP, Technology	170,000	13.3%
Chris Egan VP, Product Management	170,000	13.3%
Simon Cairns VP, Business Development	170,000	13.3%

d)     The compensation consultant was paid $19,000 for executive compensation related fees; the compensation consultant was not paid any other fees by the Company.

Performance Graph

The following graph compares the total cumulative shareholder return for $100 invested in Common Shares of the Company with the cumulative total return of the TSX Composite Index from September 30, 2008 to September 30, 2013.

The Company's total executive compensation for its five NEOs has increased from $1,088,342 in 2009 to $1,571,580 in 2011, before declining to $1,132,113 in 2013.The decline in executive compensation from 2011 to present is consistent with the decline in the market price of the Company's shares over the corresponding period.

Summary Compensation Table

The following table summarizes all compensation paid or accrued to the NEOs during the previous three fiscal years ended September 30, 2011, 2012 and 2013:

Name and principle position	Year	Salary ($)	Share-based awards ($)(1)	Option-based awards ($)(2)	Non-equity incentive plan compensation		Pension value ($)	All other compensation ($)(4)	Total compensation ($)
					Annual incentive plans ($)(3)	Long-term incentive plans ($)
Kyle Hall CEO	2013 2012 2011	265,000 265,000 265,000	529 Nil 2,740	47,980 82,680 73,743	Nil Nil 51,675	Nil Nil Nil	Nil Nil Nil	2,302 4,175 Nil	315,281 351,855 393,158
Cameron Lawrence(5) CFO	2013 2012 2011	165,625 15,385 Nil	Nil Nil Nil	14,802 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	14,694 Nil Nil	195,121 15,385 Nil
Paul Thomas(6) VP, Technology	2013 2012 2011	143,250 113,500 101,250	992 2,465 2,945	10,320 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	2,289 17,297 2,303	156,851 133,262 106,498
Chris Egan(7) VP, Product Management	2013 2012 2011	150,000 138,805 119,931	1,367 3,421 4,081	13,434 3,056 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	2,268 2,580 1,884	167,069 147,862 125,896
Simon Cairns(8) VP, Business Development	2013 2012 2011	150,000 122,967 117,309	1,348 3,372 4,030	9,328 Nil 4,473	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	1,164 3,966 1,297	161,840 130,305 127,109
Kevin Jampole(9) Former VP, Sales	2013 2012 2011	175,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	117,801 Nil Nil	292,801 Nil Nil

Notes:

(1)     Share based awards represent performance share units that were granted and earned in accordance with the Company's deferred share unit plan through the meeting of certain performance criteria set by the Compensation committee.

(2)     The options granted during fiscal 2011, 2012 and 2013 were granted pursuant to the Share Option Plan. For compensation purposes, the Black-Scholes option valuation model has been used to determine the fair value on the date of the grant. Compensation expense recorded in accordance with IFRS 2 Share Based Payment.

(3)     The annual incentive figures relate to payments made under the annual incentive bonus scheme.

(4)     Perquisites have not been included as they do not reach the prescribed threshold of the lesser of $50,000 and 10% of total salary for the financial years 2011, 2012 or 2013.

(5)     Cameron Lawrence was appointed as the interim CFO on September 11, 2012. His compensation shown relates to the period of September 11, 2012 to September 30, 2012. Mr. Lawrence was appointed as CFO on December 12, 2012.

(6)     On December 10, 2012, Paul Thomas was appointed Vice President, Technology.

(7)     On December 10, 2012, Chris Egan was appointed Vice President, Product Management.

(8)     On December 10, 2012, Simon Cairns was appointed Vice President, Business Development.

(9)     Kevin Jampole's employment with the Company was terminated on August 14, 2013. Other compensation includes $17,100 in bonus payment due to him in accordance with the terms of his employment agreement, and $100,701 in termination benefits. All options granted to Mr. Jampole expired on termination of Mr. Jampole's employment agreement.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table shows all awards outstanding for each NEO as at September 30, 2013.

Option-Based Awards					Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiry Date (M/D/Y)	Value of Unexercised in-the-money options ($)(1)	No. of shares or units that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Kyle Hall(2)	50,000	1.48	25-Mar-14	Nil	2,100	1,040	-
	100,000	1.55	4-Oct-15	Nil	-	-	-
	400,000	0.46	12-Jul-17	$16,000	-	-	-
	58,333	0.27	17-May-15	$13,417	-	-	-
	58,333	0.27	17-May-16	$13,417	-	-	-
	58,334	0.27	17-May-18	$13,417	-	-	-
Cameron Lawrence	100,000	0.46	24-Oct-17	$4,000	-	-	-
	58,333	0.27	17-May-16	$13,417	-	-	-
	58,333	0.27	17-May-18	$13,417	-	-	-
	58,334	0.27	17-May-16	$13,417	-	-	-
Paul Thomas	50,000	0.46	24-Oct-17	$2,000	-	-	-
	33,333	0.27	17-May-16	$7,667	1,900	940	-
	33,333	0.27	17-May-18	$7,667	-	-	-
	33,334	0.27	17-May-16	$7,667	-	-	-
Simon Cairns	25,000	1.5	6-Aug-14	Nil	2,600	1,287	-
	50,000	0.46	24-Oct-12	$2,000	-	-	-
	33,333	0.27	17-May-16	$7,667	-	-	-
	33,333	0.27	17-May-18	$7,667	-	-	-
	33,334	0.27	17-May-16	$7,667	-	-	-
Chris Egan	100,000	0.46	12-Jul-17	$4,000	2,634	1,306	-
	33,333	0.27	17-May-16	$7,667	-	-	-
	33,333	0.27	17-May-18	$7,667	-	-	-
	33,334	0.27	17-May-16	$7,667	-	-	-

Note:

(1)     Calculated as the difference between the closing value of the Company's shares on the TSX on September 30, 2013 ($0.43) and the exercise price of the options.

(2)    Kyle Hall held options to purchase 75,000 common shares at $3.35 which expired on December 11, 2013.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table shows the incentive plan awards value vested or earned for each NEO for the fiscal year ended September 30, 2013.
Name	Option-based awards - Value vested during the year ($)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Kyle Hall	47,451	528	-
Cameron Lawrence	17,957	-	-
Paul Thomas	9,328	992	-
Chris Egan	13,434	1,367	-
Simon Cairns	9,328	1,348	-

Termination and Change of Control Benefits

The compensatory arrangements between the Company and its NEOs are as follows:

Kyle Hall - Pursuant to an agreement dated March 1, 2005, as amended, the Company retains the services of Kyle Hall to act in such capacity as the Company may direct, which currently is as the CEO of the Company, at an annual base salary of $265,000 per annum. The agreement may be terminated without cause upon six months' written notice or payment of six months' salary in lieu of notice, or with cause, upon the Company giving notice in writing to Mr. Hall. The agreement provides that if there is a change in control of the Company, which creates an adverse change of Mr. Hall's duties and financial responsibilities, then Mr. Hall will be entitled to terminate the agreement and receive a cash payment equal to 24 months of his then current base salary.

Cameron Lawrence - Pursuant to an agreement dated August 27, 2012, the Company retains the services of Cameron Lawrence to act in such capacity as the Company may direct, which currently is as the CFO of the Company, at an annual base salary of $175,000. The agreement may be terminated without cause upon six months' written notice or payment of six months' salary in lieu of notice, or with cause, upon the Company giving notice in writing to Mr. Lawrence. The agreement provides that if there is a change in control of the Company, which creates an adverse change of Mr. Lawrence's duties and financial responsibilities, Mr. Lawrence will be entitled to terminate the agreement and receive a cash payment equal to 18 months of his then current base salary.

Paul Thomas - Pursuant to an agreement dated February 15, 2013 as amended, the Company retains the services of Paul Thomas to act in such capacity as the Company may direct, which currently is as the Vice President, Technology of the Company, at an annual base salary of $150,000. The agreement may be terminated without cause upon six months' written notice or payment of six months' salary in lieu of notice, or with cause, upon the Company giving notice in writing to Mr. Thomas. The agreement provides that if there is a change in control of the Company, which creates an adverse change of Mr. Thomas' duties and financial responsibilities, Mr. Thomas will be entitled to terminate the agreement and receive a cash payment equal to 12 months of his then current base salary.

Chris Egan - Pursuant to an agreement dated December 12, 2011 as amended, the Company retains the services of Chris Egan to act in such capacity as the Company may direct, which currently is as the Vice President, Product Management of the Company, at an annual base salary of $150,000. The agreement may be terminated without cause upon six months' written notice or payment of six months' salary in lieu of notice, or with cause, upon the Company giving notice in writing to Mr. Egan. The agreement provides that if there is a change in control of the Company, which creates an adverse change of Mr. Egan's duties and financial responsibilities, Mr. Egan will be entitled to terminate the agreement and receive a cash payment equal to 12 months of his then current base salary.

Simon Cairns - Pursuant to an agreement dated January 1, 2013 as amended, the Company retains the services of Simon Cairns to act in such capacity as the Company may direct, which currently is as the Vice President, Business Development of the Company, at an annual base salary of $150,000. The agreement may be terminated without cause upon six months' written notice or payment of six months' salary in lieu of notice, or with cause, upon the Company giving notice in writing to Mr. Cairns. The agreement provides that if there is a change in control of the Company, which creates an adverse change of Mr. Cairns' duties and financial responsibilities, Mr. Cairns will be entitled to terminate the agreement and receive a cash payment equal to 12 months of his then current base salary.

Potential Payments upon Termination

The following table provides information concerning the value of payments and benefits following termination of employment of each NEO under various circumstances. Payments vary based on the reason for termination and the timing of a departure. The amounts below are calculated as if the NEO's employment had been terminated on September 30, 2013 and do not include adjustment for bonus and salary adjustments made subsequent to that date. Receipt of payments on termination is contingent on the NEO delivering a release to the Company.

NEO		Termination Without Cause	Change of Control
Kyle Hall	Salary	$132,500	$530,000
	Bonus	Nil	Nil
	Options	Nil	Nil
Cameron Lawrence	Salary	$87,500	$262,500
	Bonus	Nil	Nil
	Options	Nil	Nil
Paul Thomas	Salary	$75,000	$150,000
	Bonus	Nil	Nil
	Options	Nil	Nil
Chris Egan	Salary	$75,000	$150,000
	Bonus	Nil	Nil
	Options	Nil	Nil
Simon Cairns	Salary	$75,000	$150,000
	Bonus	Nil	Nil
	Options	Nil	Nil

Except as outlined above, there are no contracts, agreements, plans or arrangements that provide for payments to an NEO at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of the Company or a change in an NEO's responsibilities.

Director Compensation

Except as otherwise disclosed herein, there were no standard arrangements under which directors were compensated by the Company and its subsidiaries thereof for services in their capacity as a director (including any additional amounts payable for committee participation or special assignments), or for services as consultants or experts, during the most recently completed financial year, other than through the granting of share options.

For periods prior and up to September 30, 2009, none of the Company's directors received any direct compensation for their role other than through the award of options to acquire shares of the Company. This policy was adopted as the Company was undergoing a growth phase and was in the process of establishing itself in a position where it could generate positive earnings. By foregoing cash compensation the directors allowed all money generated by the Company to be re-invested back into the business.

Towards the end of fiscal 2009, after taking into consideration the improved financial strength of the Company as well as the desire to leave equity-based compensation available as an incentive for members of staff and senior management, the Board amended their compensation policy effective from October 1, 2009 onwards, so that each director is paid quarterly retainer fees in addition to fees based on the number of Board and Board sub-committee meetings they attend either in person or by telephone.

Director Compensation Table

Compensation awarded to Board members, who are not already shown as an NEO above, during the fiscal year ended September 30, 2013 was as follows:
Name	Fees earned ($)	Share-based awards ($)(1)	Option-based awards ($)(2)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Peter Fitzgerald(3)	91,900	-	16,000	-	-	-	107,900
Robert Chase	24,000	-	16,000	-	-	-	40,000
David Jaworski	18,000	-	16,000	-	-	-	34,000
Josef Vejvoda	22,500	-	16,000	-	-	-	38,500
Cary Deacon(5)	16,056	-	-	-	-	-	16,056
Peter Scarth(5)	18,556	-	-	-	-	-	18,556
Thomas Nielsen(5)	16,556	-	-	-	-	-	16,556
Cory Kent(4) (5)	15,856	-	-	-	-	-	15,856
Robert Chisholm(6)	6,246	-	-	-	-	-	6,246

Notes:

(1)     Share based awards represent RSU's that were granted and earned in accordance with the Company's RSU Plan through the meeting of certain performance criteria set by the Compensation committee.

(2)     The options granted during fiscal 2013 were granted pursuant to the Share Option Plan. For compensation purposes, the Black-Scholes option valuation model has been used to determine the fair value on the date of the grant. .

(3)     An aggregate of $60,741 was paid by the Company to Digital Photoworks Limited, a company of which Peter Fitzgerald is a director, for consulting services during the fiscal year ended September 30, 2013.

(4)     An aggregate of $201,682 was paid by the Company to McMillan LLP, a law firm in which Cory Kent is a partner, for legal services during the fiscal year ended September 30, 2013.

(5)     Cary Deacon, Peter Scarth, Thomas Nielsen and Cory Kent ceased to be directors on March 14, 2013.

(6)     Ceased to be a member of the Board of Directors on December 10, 2012.

No director fees were paid to Kyle Hall. All compensation awarded to Kyle Hall in connection with his roles for the Company was paid to him as NEO and that information is detailed in the NEO Compensation section above.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets out all awards outstanding at the fiscal year ended September 30, 2013, for each director, excluding a director already set out in the Company's NEO disclosure above.

Option-Based Awards					Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiry Date (M/D/Y)	Value of Unexercised in-the-money options(1) ($)	No. of shares or units that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Peter Fitzgerald	50,000	1.48	Mar. 25, 2014	Nil	3,334	1,650	Nil
	25,000	1.55	Oct. 4, 2015	Nil	Nil	Nil	Nil
	50,000	0.46	July 12, 2017	Nil	Nil	Nil	Nil
	100,000	0.27	May 17, 2018	16,000	Nil	Nil	Nil
Robert Chase	100,000	0.27	May 17, 2018	16,000	Nil	Nil	Nil
David Jaworski	100,000	0.27	May 17, 2018	16,000	Nil	Nil	Nil
Josef Vejvoda	100,000	0.27	May 17, 2018	16,000	Nil	Nil	Nil

Notes:

(1)     Calculated as the difference between the closing value of the Company's shares on the TSX on September 30, 2013 ($0.43) and the exercise price of the options.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table shows the incentive plan awards value vested or earned for each director for the fiscal year ended September 30, 2013, excluding a director already set out in the Company's NEO disclosure above.

Name	Option-based awards - Value vested during the year ($)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Peter Fitzgerald	13,139	2,152	Nil
Robert Chase	7,838	Nil	Nil
David Jaworski	7,838	Nil	Nil
Josef Vejvoda	7,838	Nil	Nil
Peter Scarth	Nil	2,152	Nil
Cory Kent	5,301	2,152	Nil
Thomas Nielsen	Nil	2,152	Nil
Cary Deacon	Nil	Nil	Nil
Robert Chisholm	Nil	2,152	Nil

Termination and Change of Control Benefits

There are no benefits due or payable by the Company to any of its directors, who are not NEOs of the Company, upon their termination as director or upon a change of control of the Company.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

As set out under "Equity Participation" above, the Company has a share option plan in place (the "Share Option Plan"). The Share Option Plan, and all amendments, have been approved by shareholders and were established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The Share Option Plan is administered by the compensation committee. The Share Option Plan provides that options will be issued to directors, officers, employees or consultants of the Company or a subsidiary of the Company. Under the Share Option Plan, a maximum of 10% of the issued and outstanding Common Shares of the Company at the time an option is granted less Common Shares reserved for issuance outstanding under the Share Option Plan will be reserved for options to be granted, at the discretion of the Board, to eligible optionees. This type of Share Option Plan is called a "rolling" plan. All options expire on a date not later than ten years after the date of grant of such option.

The following table sets out the number of Common Shares reserved for issue as at September 30, 2013:

Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Share Option Plan	2,600,000	$0.48	801,915
RSU Plan	28,032	-	-
Equity compensation plans not approved by security holders	Nil	Nil	Nil
Total	2,628,032	$0.48	801,915

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Company were indebted to the Company as of September 30, 2013 or as at the date hereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

An informed person is one who generally speaking is a director or executive officer or a 10% shareholder of the Company. To the knowledge of management of the Company, no informed person or nominee for election as a director of the Company or any associate or affiliate of any informed person or proposed director had any interest in any transaction which has materially affected or would materially affect the Company or any of its subsidiaries during the fiscal year ended September 30, 2013, or has any interest in any material transaction in the current year other than as set out below:

During the fiscal year ended September 30, 2013 the Company:

(a)     paid an aggregate of $201,682 (2012: $156,204) for legal services provided by McMillan LLP, a law firm in which an officer and former director of the Company is a partner;

(b)     paid consulting fees in the aggregate of $60,741 (2012: $59,678) for consulting services provided by Digital Photoworks, a company that is partially owned and controlled by Peter Fitzgerald, a director of the Company;

(c)     incurred employment expenses of $2,543 (2012 - $nil) paid to a relative of an Officer of the Company for services performed in the ordinary course of business.

(d)     shared its UK premises with another company, Works Unit Ltd., of which a former Officer is a director. During the year ended September 30, 2013, the Company was recharged its proportional share of office running costs totalling $191,575 (2012: $209,850) by this related party. During the year ended September 30, 2013, the Company did not incur expenses relating to the use of the software development services of this company (2012: $105,560). The Company does not have any outstanding accounts payable as at June 30, 2013 (2012: $nil) related to these services and cost recharges.

(e)     generated revenue of $6,141 (2012: $7,683) relating to transaction fees, software license and installation fees, and membership fees from a customer, Extrafilm, of which a Director of the Company controls. Accounts receivable as at September 30, 2013 included $299 (2012: $2,581) related to these services.

MANAGEMENT CONTRACTS

Except as set out herein, there are no management functions of the Company which are to any substantial degree performed by a person or company other than the directors or senior officers of the Company.

ADDITIONAL INFORMATION

Additional information relating to the Company is included in the Company's audited comparative financial statements for the financial year ended September 30, 2013 and the accompanying auditor's report and related management discussion and analysis. Copies of the Company's financial statements and related management discussion and analysis, and additional information, may be obtained from www.Sedar.com and upon request from the Company's Secretary at Suite 590, 425 Carrall Street, Vancouver, British Columbia, V6B 6E3, telephone number: (604) 893-8955 or fax number (604) 893-8966.

OTHER MATTERS

The Board is not aware of any other matters which it anticipates will come before the Meeting as of the date of mailing of this Information Circular.

The contents of this Information Circular and its distribution to shareholders have been approved by the Board.

DATED at Vancouver, British Columbia, February 25, 2014.

BY ORDER OF THE BOARD OF DIRECTORS

"Kyle Hall"

Kyle Hall
Chief Executive Officer